UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM N-8B-4
REGISTRATION STATEMENT OF
FACE-AMOUNT
CERTIFICATE COMPANIES

Pursuant to Section 8(b) of
the Investment Company Act
of 1940
This form shall be used for
registration statements
filed pursuant to Section
8(b) of the Investment
Company Act of 1940, by all
face amount certificate
issuing Employees Securities
Company. In filing a
registration statement on
this form, this company has
securities registered under
the Securities Act of 1933
and may file the information
specified in Rule N-8C-4 in
partial satisfaction from
the requirements of this
form.

1.  GENERAL INFORMATION
STANLEY HOWARD ENFRANCHISE
INC. date of formation is
8th day of July from 2014,
upon the U.S. State of
Pennsylvania, under the laws
of which it was organized
through original Charter
from the Registrar file no.
118221, Date of Birth: 13th
day of August from 1969.
Exact name of the registrant
as specified in charter:
Howard, Stanley who
incorporated STANLEY HOWARD
ENFRANCHISE INC. with
Consignment Address from
Principal Office out of
Registrant: 1705 Elston,
Philadelphia County,
Pennsylvania, Bank-City
Philadelphia. Date of
Formation:  July 8, 2014
under the laws of
Philadelphia County, and the
sovereign powers of the
several States of the
American Union, entitled to
Full Faith and Credit to
every act.

2.  MISCELLANEOUS
INFORMATION
Fiscal Year End:  September
30
Annual meetings for security
holders held virtually 4th
Friday in November.
Security holders to Family
Funds shall be issued annual
reports related to
Certificated Security
holders in due course out of
issued Dollars in United
States Currency Note,
Presented Through Closed
Account for Debit and Credit
an Account to Zero by Bill
of Credit with Bar Code
present upon debit
instrument for clearing the
due amount to any Bill of
Exchange or Liquidation to
any purchase, through the
U.S. States of Pennsylvania,
Delaware, New Jersey and
California, et all the
American Union. Contents to
include American Depositary
Receipts, and Settlement
Certificates for Family Fund
Holdings. American
Depositary Receipts, and
Settlement Certificates for
Family Fund Holdings.

3. CONTROL
Howard, Stanley, along with
Lewis, Yolanda, Yolanda
Lewis Innovative Resources
Inc., and Rucker-Howard,
Marquise as from the date of
execution from the
registration statement
unless the context clearly
indicates the contrary, are
entitlement holders who
issue Face Amount
Certificate for Clearing and
Settlement of debit
instruments, in the form as
Dollars in United States
Currency Note, to be
Discounted into Federal
Reserve Promissory Note
goods to Credit any account
of a loan or Real Estate
transaction, purchased from
Real Dollars in United
States Currency Note for
obtainment.

4.  VOTING TRUSTS
Not Applicable

5. BUSINESS
The Civil Rights Business
from the Entity, be to
handle the affairs of the
Beneficiaries to the
American Union Republic, in
order to protect their
American Depositary Receipt,
Par Valued, Dollars in
United States Currency Note,
by Commercial Bank Check,
Discounted into Federal
Reserve Promissory Note,
Automated Clearing House, of
the Federal Reserve System.

Stanley Howard Enfranchise
Inc. through Lewis, Yolanda,
Yolanda Lewis Innovative
Resources Inc.: Rucker-
Howard, Marquise: and
Howard, Stanley shall in the
future, Underwrite American
Depositary Receipt
Securities, issued against
Certificate Items in the
form of a Receipt or Bill of
Credit Check, by an Open
Letter of Credit or Closed
Bank Account that will be
registered with the
Securities and Exchange
Commission on Form 3 and
Form 4.   Issuance of
Certificate Items registered
with Securities and Exchange
Commission on Form 3
indicates grant of authority
to obtain additional
Certificate Items for SWEEPS
to accounts in sum certain
Two Hundred Fifty Thousand
United States Currency Notes
Dollars to maintain Federal
Deposit Insurance Act
assurance limits.

Registrant(s) may possibly
and do reserve freedom for
action with respect to view
purchases and sales,
pertaining to real estate
and real estate, dead-
pledged mortgage loans, in
order to apply American
Depositary Receipt or Bill
of Credit Instrument, being
Real Property to deposit in
any Title Company Escrow
Trust Account, to purchase
and obtain Real Estate to
the Beneficiaries.

All borrowing will and ought
to be from ownership
exclusive use to the
American Depositary
Receipts, registered with
the Securities and Exchange
Commission, acting under
authority in the purchase
and sale of Dollars in
United States Currency
Notes, Debit Discounted into
Federal Reserve Promissory
Note Credits, in place of
Stanley Howard Enfranchise
Inc. and give the SEC holder
in due course the same
benefit from Ownership, as
if the SEC are shareholders
to S H E I.

6. UNDERWRITING SECURITIES
ISSUED BY OTHER PERSONS
There are no restrictions to
authorization to buy and
sell or otherwise deal in
ADR Signature Dollars in
United States Currency or
securities which restricts
the power of registrant to
act as underwriter of
securities issued by related
persons through the
registrant.  Registrant
policy with respect to
acting as underwriter of
securities issued, is
restricted to related
persons Family Funds of
subsidiary entities.

Issuers registrant has acted
as underwriter during the
last fiscal year.

Related Persons:
Officers: Howard, Stanley
Lewis, Yolanda
2233 Watt Ave. #282-14533
Sacramento California 95825.

Directors: Howard, Marquise
816 Hortter Street
Philadelphia Pennsylvania
19119

Related Persons: Neal, Ralph
1588 Calco Creek Drive San
Jose California 95127

7. CONCENTRATION OF
INVESTMENTS IN PARTICULAR
INDUSTRIES
There are no requirements or
stipulations that forbids
the registrant to
concentrate its investments
in a particular industry or
group of industries.  There
are no industry or group of
industries in which the
registrant investments were
concentrated at the end of
each of the last three
fiscal years.  Registrant
initial registration date is
August 2018.

8. INVESTMENT IN SECURITIES
Not applicable, Face-Amount
Certificate issuances are
outstanding obligations, (18
USC 8), other than
unlawfully converted
currency notes reconvened
from pirates.
Registrant is EXEMPT from
disclosure of financial
disclosures as Natural
Person Issuer, registered
pursuant to section N-8A of
the 1940 Investment Company
Act..

There are no provisions in
the charter, or  other
instrument of organization
or bylaws of registrant
which restricts the power of
the registrant to invest in
any type of investment, and
there are no geographical
limitations, limitations
upon the amount of, or
proportion of, assets which
may be invested in any one
security, class of
securities or group of
securities.

Registrant acquired no
securities of its regular
brokers or dealers as
defined in Rule 10b-1 under
the Act [17 CFR 270.10b-1],
or their parents, identify
those brokers or dealers and
state the value of the
registrant aggregate
holdings of the securities
of each subject issuer as of
the close of the registrants
most recent fiscal year.

9. PURCHASE AND SALE OF REAL
ESTATE
Registrants by laws
specifically authorizes
freedom of action to reserve
power of the registrant to
engage in the purchase and
sale of real estate and real
estate mortgage loans,
through an unrestricted
policy applicable to
registrant and its majority-
owned subsidiaries with
respect to the purchase and
sale of real estate and real
estate mortgage loans.

Percentage of total assets
represented by the
registrants investments:
Exempt from Disclosure 1940
Investment Company Act N-8A
registration Natural Person.

10. BORROWING MONEY

Registrants by laws
specifically authorize
registrant to borrow from no
man, as lender trustee under
Divine Trust.

11. PURCHASE AND SALE OF
COMMODITIES AND COMMODITY
CONTRACTS

Provision to hereby give
acknowledgment to Any
Entity, Person or
organization attempting to
defraud Beneficiaries and
Affiliate Persons out Par
Value will and ought to be
served though Trial by
Certificate for injury,
damages and warrant for
suspension of licensed
charter for public offenses.

Every type of commodity and
commodity contracts
purchased or sold, during
the periods covered by the
financial statements filed
in the future and the
approximate dollar amounts
of such commodities and
commodity contracts
purchased and sold during
are exempt from disclosure.

12. LOANS TO OTHER PERSONS

Registrant is specifically
authorized to make no
interest loans to other
persons without restriction.

Registrants policy is that
loans to other persons are
made as authorized.

Registrants loans do not
extend beyond crediting the
United States or the several
States to the American
Union.

PORTFOLIO TURNOVER
Registrants has no charter,
other instrument of
organization or bylaws that
specifically restricts the
registrants portfolio
turnover.

Registrants Portfolio
Turnover policy is only
applicable for acquisition
of stolen securities as the
registrant issues
outstanding currency notes
yet to be recovered.

13. OTHER FUNDAMENTAL
POLICIES
Not Applicable


14. SECURITIES AUTHORIZED

Outstanding American
Depositary Receipt (ADR)
Face-Amount Certificates
authorized, there are no
needs for creation of
securities.

15. FACE-AMOUNT CERTIFICATES
For each American Depositary
Receipt, Face-Amount
Certificate, shall and ought
to be registered within SEC
form 3, with the Amounts and
Period of the Maturity,
being from seven days to two
years with interest assigned
to them through CUSIP number
85454P206.
Face-Amount Certificates: No
Balance Sheet Filed in First
year of registration.
Stanley Howard Enfranchise
Inc. Face-Amount
Certificates will and ought
to be Titled, American
Depositary Receipt, upon a
Receipt or Bill of Credit
Instrument, in the form of a
Commercial Bank Check, being
Dollars in United States
Currency Notes, debased in
to FRNs of any Bank-City
District Clearing Houses and
Licensed Brokerage Firms,
through Financial
Institutions Issued by
Registrants or Delivered
through the United States
Postal Service Mail.

16. STATISTICAL HISTORY OF
FACE-AMOUNT CERTIFICATES
Is demanded for every issue
traded in street name.

17. RECENT SALES OF
UNREGISTERED SECURITIES
Recent sales of Uncertified
or Unregistered Securities
of Beneficiaries and
Associated Persons to
Stanley Howard Enfranchise
Inc. sold in Street Name,
are to be registered to the
Organization, upon Knowledge
& Notice given by S H E I,
from one of its Registrant
given notice to facts.

18. CAPITAL SHARES
Unlimited order to Stock
Certificate Shares of
Sponsored States.

19. OTHER SECURITIES
Not applicable

20. RECENT SALES OF
UNREGISTERED SECURITIES
Not applicable

21. STATICAL HISTORY OF
FACE-AMOUNT CERTIFICATES
Not applicable

22. DISTRIBUTION SPREAD AND
YEILD
Not applicable -

23. TABLE OF PAYMENTS,
SURRENDER VALUES, ETC.
Not applicable

24. GEOGRAPHICAL
DISTRIBUTION AND STATE
DEPOSITS
Intrastate of the several
States of the American
Union.

25. RESTRICTIONS OF
AUTHORITY TO DISTRIBUTE
SECURITIES
Not applicable

26. METHOD OF DISTRIBUTION
AND UNDERWRITING AGREEMENTS
Issuing outstanding ADRs
Payable at Sight

27. GENERAL INFORMATION
REGARDING PRINCIPAL
UNDERWRITERS
Not applicable

28. COMPENSATION OF
PRINCIPAL UNDERWRITERS
Not applicable

29. INVESTMENT ADVISERS AND
AGREEMENTS THEREWITH
Not applicable

30. PURCHASE AND SERVICING
OF MORTGAGE LOANS
Not applicable

31. DEPOSITARIES
Certified Revenue Officer
Depositaries: Howard,
Stanley Lewis, Yolanda
2233 Watt Ave. #282-14533
Sacramento California 95825.

Howard, Marquise 816 Hortter
Street Philadelphia
Pennsylvania 19119

32. DEPOSIT AGREEMENTS
Reposit to obtain Par value

33. INSURANCE OF HOLDERS OF
FACE-AMOUNT CERTIFICATES
250,000 FDIC assurance per
Certificate of Deposit
Account-Registry Service.

34. DIRECTORS, OFFICERS AND
ADVISORY BOARD MEMBERS
Howard, Stanley
Rucker-Howard, Marquise
Lewis, Yolanda

35. INDEMNIFICATION OF
DIRECTORS, OFFICERS,
INVESTMENT ADVISERS AND
PRINCIPAL UNDERWRITERS

Hold Harmless and Full
Indemnification is granted
to every officer, agent,
director, related person and
underwriter who ought to be
secured and held harmless,
in the performance of duties
with full guarantee, free
from liability.  Hazard and
Indemnification Bond
coverage extends to every
intrastate deed, event and
act performed and charge
associated with performance
not limited to health,
hazard, surety and assurance
against every liability were
a debt is created through
trust, right to payment
account.

Surety, Full Faith and
Credit Guarantee is secured
by issuance of Hazard and
Indemnification Bond
coverage in the amount of
Three Hundred Million United
States Currency Note Dollars
payable to the United States
Treasury.  Payment
guaranteed by certificate
item Full Faith and Credit
through Certified Revenue
Officer to CA Registrar File
No. CA 67-209407 Certificate
Series CA67-209407-2019-001
having a retroactive date of
08-08-2014.

36.COMPENSATION OF DIRECTORS
AND OFFICERS
Not applicable / exempt from
disclosure

37. COMPENSATION OF CERTAIN
EMPLOYEES
Not applicable / exempt from
disclosure

38. COMPENSATION TO OTHER
PERSONS
Not applicable

39. SECURITIES OWNED BY
AFFILIATED PERSONS
Not available

40. OPTIONS, WARRANTS AND
RIGHTS
Registrant has no options,
warrants or rights
outstanding or presently to
be granted to purchase
securities of the registrant
or any of its subsidiaries
from the registrant or any
of its subsidiaries

41. INTEREST OF AFFILIATED
PERSONS IN CERTAIN
TRANSACTIONS
Related persons hold
beneficial entitlement
interest in debit assets.

42. PENDING EQUITABLE TRIAL
BY CERTIFICATE PROCEEDINGS:
Trial By Certificate
Civilian Arrest Warrants
PENDING.


43. FINANCIAL STATEMENTS AND
EXHIBITS
Exempt

SIGNATURE

Pursuant to the requirements
of the Investment Company
Act of 1940, the registrant
STANLEY HOWARD ENFRANCHISE
INC., a corporation
organized and existing under
the laws of the several
States of the American
Union, Pennsylvania, has
duly caused this
registration statement to be
signed on its behalf by the
signer, thereunto duly
authorized, and its seal to
be hereto affixed and
attested, all in the county
of Sacramento, Sacramento
City and California of the
several States of the
American Union, on the 27th
day of September, in the
year of 2019.

Stanley Howard Enfranchise
Inc.

By:  Accord & Satisfaction
/Howard for Stanley Estate/
Officer: Howard,Stanley
Title:  CEO, President


Attest:  /Lewis, Yolanda,
Vice President/

Officer: Lewis, Yolanda
Title: Vice President